Silver Standard Resources Inc.
999 West Hastings St., Suite 1400
Vancouver, British Columbia, Canada
V6C 2W2

February 13, 2013

VIA EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Silver Standard Resources Inc.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 001-35455

Dear Ms. Jenkins:

Silver Standard Resources Inc. (the “Company”) acknowledges receipt of the January 30, 2013 follow-up comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s responses to the December 12, 2012 comment letter from the Staff concerning the Company’s Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”) and hereby submits this letter in response.  For ease of reference, the Staff’s comments are reprinted below and followed by the Company’s responses.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 67

Non-GAAP Financial Performance Measures, page 86

1.           We note your response to our prior comment 3 noting an inventory cost measure that excludes certain costs directly attributable to the production of that inventory (i.e. depletion, depreciation and amortization and export duties) does not constitute a GAAP measure. Please confirm in future filings you will reconcile your cash cost per ounce to the most directly comparable financial measure on the face of your financial statements, such as cost of sales. Please also expand your future disclosure to clarify what “movement in inventory” represents and how this adjustment is derived in a manner as provided in your response. Please provide us with draft disclosure of planned changes.

Response:

The Company confirms that it will reconcile its cash cost per ounce disclosures to the most directly comparable financial measure on the face of the income statement, which is “cost of sales”.

In a news release dated January 8, 2013 the Company announced its intention to change its presentation of this non-GAAP measure. Under the revised methodology, the Company will report total cash costs on a “per payable ounce sold” basis rather than a “per ounce produced” basis. This change in presentation is designed to simplify the non-GAAP measures and make it more useful for readers of the Company’s financial statements. This revised presentation remains in accordance with the Silver Institute suggested disclosure (which allows the option of either production or sales basis) and is also used by certain industry peers.

Costs are added to inventory as incurred and recorded in the income statement when sales are recognized. ‘Movement in inventory’ represents the difference between costs recognized through the income statement and those which remain in inventory due to timing differences between production and sale of concentrate. Previously the non-GAAP measure has been based upon direct mining costs added to inventory, but the proposed change in presentation results in the non-GAAP measure being based upon costs per the income statement. Therefore the “movement in inventory” line item will no longer be applicable as the timing difference between costs recognized in the income statement and those used in the total cash cost non-GAAP measure is eliminated.

Please see below for the draft disclosure reflecting the proposed presentation of the non-GAAP measure reconciling total cash costs to cost of sales on the face of the income statement for the year ended December 31, 2011:

The following table provides a reconciliation of cost of inventory, total cash costs and total costs to cost of sales, as reported in the Company’s Consolidated Statement of Income:

Total 2011

Cost of Sales per consolidated financial statements	95,926
Less: Depreciation, depletion and amortization	(16,546)
Less: Export duties	(12,686)
Cost of Inventory	66,694

Treatment, refining and transportation charges on concentrate sales	23,659
By-product revenue	(5,620)
Total Cash costs	84,733

Export Duties	12,686
Depreciation, depletion and amortization	16,546
Total Costs	113,965

Payable ounces of Silver Sold	4,384,489

Cost of Inventory per ounce	$15.21
Cash Costs per ounce	$19.33
Total Costs per ounce	$25.99

2.           In future filings, please confirm you will modify your disclosure here and throughout your filings to clarify that your per-ounce measures are “per ounce produced” (versus “per ounce sold”).

Response:

As discussed above, the Company plans to revise its presentation of this non-GAAP measure to present on a per payable ounce sold basis.

Item 18. Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-11

Note 2e – Revenue Recognition, page F-14

3.
We note your response to our prior comment 6 that the by-product credits were $1,564 and $31,883 for 2011 and 2010, respectively. Please clarify whether this amount was in dollars or thousands of dollars. In addition, please tell us why these amounts differ from the by-product credits disclosed in your reconciliation of cash cost per ounce of silver produced (on page 87) of $5,620,000 and $204,000 for 2011 and 2010, respectively.

Response:

The Company acknowledges the Staff’s comment and confirms that the by-product credit amounts are stated in dollars.

The Company’s accounting policy in note 2(e) “revenue recognition” in the consolidated financial statements for the year ended December 31, 2011 states, “revenues from the sale of significant by-products are included within revenue. Where a by-product is not regarded as significant, sales proceeds may be credited against cost of sales.”

The Staff’s initial letter dated December 17, 2012 requested that the Company provide the amount of by-product income that was credited against cost of sales. The amounts noted above, $1,564 and $31,883, relate to credits from the sale of gold which is a by-product that the Company concluded was not significant.

The Company, however, also produces zinc concentrate from the Pirquitas mine in Argentina (as presented in note 21 to the consolidated financial statements for the year ended December 31, 2011). The revenue from zinc concentrate on a life of mine basis is anticipated to total approximately 10% of total revenue, and thus the Company concluded zinc concentrate is a significant by-product. Revenue from zinc is therefore included within revenue, as per the above accounting policy, but is deducted from cash costs as a by-product credit in the non-GAAP disclosures. Accordingly, the by-product credit in the reconciliation of cash cost per ounce included both zinc and gold by-product credits which totaled $5,620,000 and $204,000 for 2011 and 2010 respectively.

Note 2h – Exploration and Evaluation Expenditure, page F-15

4.
We have reviewed your response noting it does not appear to address our prior comment 8, therefore it is being reissued. We note you disclose that general exploration costs are expensed in the period incurred. We also note exploration and evaluation expenditures on identifiable non-operating properties are capitalized. Please provide us with a detailed discussion to clarify the distinction between these two types of expenditures and how these determinations are made. In addition, please expand your disclosure in future filings to clarify the difference between general exploration costs, which are expensed, and evaluation and exploration costs, which are capitalized.

Response:

The Company acknowledges the Staff’s comment and wishes to clarify that the nature of the expenses incurred is not the determining factor of their classification; rather, the status and nature of the project determines the classification of expenses.

As disclosed in the Company’s consolidated financial statements (note 2(h)) for the year ended December 31, 2012, exploration and evaluation expenses include:

-	acquiring the rights to explore;

-	researching and analyzing historical exploration data;

-	gathering exploration data through topographical, geochemical and geophysical studies;

-	exploratory drilling, trenching and sampling;

-	determining and examining the volume and grade of the resource;

-	surveying transportation and infrastructure requirements; and

-	compiling pre-feasibility and feasibility studies.

General exploration costs are costs incurred in generative work programs designed to identify potential mineral projects and/or evaluate other projects that are not within the legal control of the Company. The types of costs incurred in such projects are typically researching and analyzing historical data and preliminary site visits to greenfield areas or properties owned by other parties.

The Company formally identifies a project after it has acquired a legal right to explore an area (for example, through the acquisition of concessions, claims, rights, or the payment of taxes). The types of costs incurred during this phase are typically gathering exploration data, exploratory drilling, trenching sampling, and evaluation costs as a project moves towards a feasibility study.

The Company will ensure that the future disclosure will be expanded, including in the Company’s Form 40-F for the year ended December 31, 2012, to clearly outline the requirement under IFRS 6 to have a legal right to explore an area prior to capitalizing any costs.

Note 2i – Property, Plant and Equipment, page F-16

5.
We note from your response to our prior comment 10 that major overhauls, which are capitalized, are those which increase the productivity or extend the useful life of your asset. To clarify your policy disclosure, please confirm you will expand your disclosure in future filings to include this information.

Response:

The Company confirms that the policy disclosure will be expanded in future filings.

If you have any questions or additional comments concerning the foregoing, please contact me at (604) 637-6820.

Very truly yours,

/s/ Keenan Hohol

Keenan Hohol, Esq.
Vice President, Legal and General Counsel
Silver Standard Resources Inc.

cc:           James Giugliano, Angela Halac
Securities and Exchange Commission
Edwin S. Maynard, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Michael Lee, Esq.,
Lawson Lundell LLP